UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 8-K

**CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934**

DATE OF REPORT   **February 9, 2009**

(DATE OF EARLIEST EVENT REPORTED)   **February 5, 2009**

BOARDWALK PIPELINE PARTNERS, LP
(Exact name of registrant as specified in its charter)

Delaware	**01-32665**	**20-3265614**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

**9 Greenway Plaza, Suite 2800
Houston, Texas 77046
(Address of principal executive office)**

**(866) 913-2122
(Registrant's telephone number, including area code)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02	**Results of Operations and Financial Condition.**

On February 9, 2009, the Registrant issued a press release providing information on its results of operations for the fourth quarter and year end 2008. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information under Item 2.02 and in Exhibit 99.1 in this Current Report are being furnished and shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information under Item 2.02 and in Exhibit 99.1 in this Current Report shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.

Item 5.02	**Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.**

c) On February 5, 2009, Brian A. Cody was appointed Chief Operating Officer of Boardwalk GP, LLC, the general partner of Boardwalk GP, LP, which is the general partner of the registrant. Prior to the appointment, Mr. Cody was Senior Vice President and Chief Commercial Officer of Boardwalk GP, LLC.

Item 9.01	**Financial Statements and Exhibits.**

d) Exhibits:

Exhibit No.	Description
99.1	Boardwalk Pipeline Partners, LP News Release, issued February 9, 2009, providing information on results of operations for the fourth quarter and year end 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BOARDWALK PIPELINE PARTNERS, LP

By: BOARDWALK GP, LP,
its general partner

By: BOARDWALK GP, LLC,
its general partner

By: _____
Jamie L. Buskill
Chief Financial Officer

Dated: February 9, 2009



News Release

BOARDWALK ANNOUNCES FOURTH QUARTER AND YEAR-END 2008 RESULTS

HOUSTON, February 9, 2009 -- Boardwalk Pipeline Partners, LP (NYSE:BWP) announced today its results for the fourth quarter and year ended December 31, 2008, which included the following items:

- Net income of $67.6 million for the quarter and $294.0 million for the year ended December 31, 2008, a 6% decrease and 29% increase from $72.1 million and $227.7 million in the comparable 2007 periods;

- Operating revenues of $205.6 million for the quarter and $784.8 million for the year ended December 31, 2008, a 21% and 22% increase from $169.8 million and $643.2 million in the comparable 2007 periods; and

- Earnings before interest, taxes, depreciation and amortization (EBITDA) of $112.1 million for the quarter and $474.6 million for the year ended December 31, 2008, a 9% and 36% increase from $103.3 million and $349.8 million in the comparable 2007 periods.

Fourth Quarter 2008 Results

Operating results for the fourth quarter were driven primarily by the following:

- higher gas transportation revenues from the East Texas to Mississippi Expansion and Southeast Expansion projects;

- higher depreciation and property taxes resulting from an increase in asset base due to expansion; and

- income of $10.5 million from the reversal of reserves associated with a change in employee paid time-off benefits and the contractual release of a liability associated with an inactive investment.

The 2007 period was favorably impacted by gains of $18.4 million from gas sales associated with the Western Kentucky Storage Expansion project.

Year-end 2008 Results

Operating results for the year were impacted by the factors mentioned above in addition to lower parking and lending revenues, which were partially offset by higher firm storage revenues and gains of $62.1 million from gas sales associated with the Western Kentucky Storage Expansion project, the disposition of coal reserves and a contract settlement gain.

The 2007 period was unfavorably impacted by $14.7 million from an impairment loss related to the Magnolia storage project.

Capital Program

Expansion and growth capital expenditures were $2.6 billion for the year ended December 31, 2008. This includes the following cash investments for the Partnership's remaining pipeline expansion projects (in millions):

	For the Year Ended December 31, 2008	Inception to Date
Southeast Expansion	$ 517.1	$ 707.3
Gulf Crossing Project	1,266.9	1,403.5
Fayetteville and Greenville Laterals	619.0	684.2
Totals	$ 2,403.0	$ 2,795.0

In December 2008, the Partnership placed in service the first sixty-six miles of its Fayetteville Lateral from Conway County, Arkansas to an interconnect with Centerpoint Energy in Cleburne County, Arkansas. Subsequently, in January 2009 the Partnership placed in service the remaining assets associated with its Southeast Expansion, the pipeline assets associated with the Gulf Crossing Expansion from near Sherman, Texas to an interconnect with Texas Gas in Sterlington, Louisiana and a portion of the Greenville Lateral originating at our Texas Gas mainline to an interconnect with the Tennessee 800 line in Holmes County, Mississippi. The Partnership also recently placed in service a portion of Phase III of the Western Kentucky Storage Expansion project which added 5.4 Bcf of working gas capacity.

Based upon its current cost estimates, which remain unchanged, the Partnership expects to incur expansion project capital expenditures of approximately $1.0 billion in 2009 and 2010 to complete its pipeline expansion projects. The majority of those expenditures are expected to occur during the first half of 2009, with the remaining costs associated with the construction of additional compression facilities for the Gulf Crossing project and the Fayetteville and Greenville Laterals to be incurred in the latter half of 2009 and into 2010. The cost and timing estimates for these projects are subject to a variety of other risks and uncertainties, including obtaining regulatory approvals, adverse weather conditions, delays in obtaining key materials, shortages of qualified labor and escalating costs of labor and materials.

Maintenance capital expenditures were $50.5 million for the year ended December 31, 2008.

Financing

To complete the expansion projects, the Partnership anticipates it will need to raise up to an additional $500 million. The Partnership's largest unitholder, Loews Corporation (Loews), has advised the Partnership that it is willing to finance the entire amount needed to the extent the public markets remain unavailable on acceptable terms. The Partnership has not committed to any transaction at this time, however any additional investment by Loews would be subject to review and approval, as to fairness, by the Partnership's independent Conflicts Committee.

Earnings Per Unit

Earnings per limited partner unit for the fourth quarter and the year ended December 31, 2008, have been adjusted by an assumed allocation to the general partner's incentive distribution rights (IDRs) in accordance with generally accepted accounting principles applicable to companies having two classes of securities (EITF No. 03-6). Under EITF No. 03-6, earnings are allocated to participating securities in accordance with contractual participation rights assuming that all earnings for the period were distributed. Payments made on account of the IDRs are determined in relation to actual declared distributions and are not based on the assumed allocation required by EITF No. 03-6.

In June 2008, the Partnership issued and sold approximately 22.9 million class B units representing limited partner interests (class B units) to a subsidiary of Loews. The class B units were not eligible to participate in income allocations until the third quarter 2008. As a result, no income allocations were made to the class B unit equity accounts and no assumed allocations to the class B units were made pursuant to EITF No. 03-6 for the purpose of computing earnings per unit prior to July 1, 2008.

In November 2008, the Partnership's subordinated units, all of which were held by a subsidiary of Loews, converted to common units on a one-for-one basis.

A reconciliation of the limited partners' interest in net income and net income available to limited partners used in computing net income per limited partner unit is as follows (in millions, except per unit data):

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2008	2007	2008	2007
Limited partners' interest in net income	$ 64.0	$ 69.6	$ 280.7	$ 220.7
Less assumed allocation to IDRs	(2.2)	4.5	4.6	4.3
Net income available to limited partners	66.2	65.1	276.1	216.4
Less assumed allocation to class B units	6.9	-	13.7	-
Less assumed allocation to subordinated units	6.2	17.8	56.6	61.9
Net income available to common units	$ 53.1	$ 47.3	$ 205.8	$ 154.5
Weighted-average common units (a)	132.8	87.6	104.2	82.5
Weighted-average class B units (b)	22.9	-	22.9	-
Weighted-average subordinated units (a)	15.5	33.1	28.7	33.1
Net income per limited partner unit – common units	$ 0.40	$ 0.54	$ 1.98	$ 1.87
Net income per limited partner unit – class B units	$ 0.30	$ -	$ 0.60	$ -
Net income per limited partner unit – subordinated units	$ 0.40	$ 0.54	$ 1.98	$ 1.87

(a) All of the 33.1 million subordinated units converted to common units on a one-for-one basis in November 2008.
(b) The number of class B units shown is weighted from July 1, 2008, which is the date they became eligible to participate in earnings. The class B units do not participate in quarterly distributions above $0.30 per unit.

Conference Call

The Partnership has scheduled a conference call for February 9, 2009, at 9:00 a.m. EDT, to review the fourth quarter and annual results. The earnings call may be accessed via the Boardwalk website at www.bwpmlp.com. Please go to the website at least 10 minutes before the event begins to register and download and install any necessary audio software. Those interested in participating in the question and answer session of the conference call should dial 866-543-6408 for callers in the U.S. or 617-213-8899 for callers outside the U.S. The PIN number to access the call is 33357279.

Replay

An audio replay will also be available on the Boardwalk website www.bwpmlp.com immediately following the call.

Non-GAAP Financial Measure – EBITDA

EBITDA is used as a supplemental financial measure by management and by external users of the Partnership's financial statements, such as investors, commercial banks, research analysts, and rating agencies, to assess the Partnership's operating and financial performance, ability to generate cash and return on invested capital as compared to those of other companies in the natural gas transportation, gathering, and storage business. EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities, or any other measure of financial performance or liquidity presented in accordance with generally accepted accounting principles (GAAP). EBITDA is not necessarily comparable to a similarly titled measure of another company.

The following table presents a reconciliation of the Partnership's EBITDA to its net income, the most directly comparable GAAP financial measure, for each of the periods presented below (in millions):

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2008	**2007**	**2008**	**2007**
Net Income	$ 67.6	$ 72.1	$ 294.0	$ 227.7
Income taxes	0.2	0.3	1.0	0.8
Depreciation and amortization	33.4	21.2	124.8	81.8
Interest expense	11.7	14.9	57.7	61.0
Interest income	(0.8)	(5.2)	(2.9)	(21.5)
EBITDA	$ 112.1	$ 103.3	$ 474.6	$ 349.8

About Boardwalk

Boardwalk Pipeline Partners, LP is a limited partnership engaged, through its subsidiaries, Gulf Crossing Pipeline Company LLC, Gulf South Pipeline Company, LP and Texas Gas Transmission, LLC, in the interstate transportation and storage of natural gas. Boardwalk's interstate natural gas pipeline systems have approximately 14,000 miles of pipeline and underground storage fields having aggregate working gas capacity of approximately 160 Bcf.

Forward-Looking Statements

Statements contained in this press release which are not historical facts are "forward-looking statements" within the meaning of the federal securities laws. Forward-looking statements are inherently uncertain and subject to a variety of risks that could cause actual results to differ materially from those expected by management. A discussion of the important risk factors and other considerations that could materially impact these matters, as well as the Partnership's overall business and financial performance, can be found in the reports and other documents filed by the Partnership with the Securities and Exchange Commission. Given these risk factors, investors and analysts should not place undue reliance on forward-looking statements. Any such forward-looking statements speak only as of the date of this press release. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to its forward-looking statements to reflect any change in the Partnership's expectations with regard thereto or any change in events, conditions or circumstances on which any forward-looking statement is based.

BOARDWALK PIPELINE PARTNERS, LP

CONSOLIDATED STATEMENTS OF INCOME
(Millions, except per unit amounts)
(Unaudited)

	For the Three Months Ended December 31,		For the Year Ended December 31,	
	2008	2007	2008	2007
Operating Revenues:				
Gas transportation	$ 188.7	$ 150.2	$ 698.2	$ 529.7
Parking and lending	3.6	4.8	16.3	42.8
Gas storage	13.5	10.9	51.5	39.4
Other	(0.2)	3.9	18.8	31.3
Total operating revenues	205.6	169.8	784.8	643.2
Operating Costs and Expenses:				
Fuel and gas transportation	22.5	12.0	102.4	46.4
Operation and maintenance	35.7	33.4	119.9	127.4
Administrative and general	27.7	27.0	106.0	97.0
Depreciation and amortization	33.4	21.2	124.8	81.8
Contract settlement gain	-	-	(11.2)	-
Asset impairment	1.6	4.5	3.0	19.2
Net loss (gain) on disposal of operating assets and related contracts	0.9	(16.6)	(49.2)	(23.8)
Taxes other than income taxes	8.5	7.5	42.5	29.2
Total operating costs and expenses	130.3	89.0	438.2	377.2
Operating income	75.3	80.8	346.6	266.0
Other Deductions (Income):				
Interest expense	11.7	14.9	57.7	61.0
Interest income	(0.8)	(5.2)	(2.9)	(21.5)
Miscellaneous other income, net	(3.4)	(1.3)	(3.2)	(2.0)
Total other deductions	7.5	8.4	51.6	37.5
Income before income taxes	67.8	72.4	295.0	228.5
Income taxes	0.2	0.3	1.0	0.8
Net income	$ 67.6	$ 72.1	$ 294.0	$ 227.7
Calculation of limited partners' interest in Net income:				
Net income	$ 67.6	$ 72.1	$ 294.0	$ 227.7
Less general partner's interest in Net income	3.6	2.5	13.3	7.0
Limited partners' interest in Net income	$ 64.0	$ 69.6	$ 280.7	$ 220.7
Basic and diluted net income per limited partner unit:				
Common units	$ 0.40	$ 0.54	$ 1.98	$ 1.87
Class B units	$ 0.30	$ -	$ 0.60	$ -
Subordinated units (a)	$ 0.40	$ 0.54	$ 1.98	$ 1.87
Cash distribution to common and subordinated unitholders (a)	$ 0.475	$ 0.45	$ 1.87	$ 1.74
Cash distribution to class B units (b)	$ 0.30	$ -	$ 0.30	$ -
Weighted-average number of limited partners units outstanding:				
Common units (a)	132.8	87.6	104.2	82.5
Class B units (b)	22.9	-	22.9	-
Subordinated units (a)	15.5	33.1	28.7	33.1

(a) All of the 33.1 million subordinated units converted to common units on a one-for-one basis in November 2008.
(b) The number of class B units shown is weighted from July 1, 2008, which is the date they became eligible to participate in earnings. The class B units do not participate in quarterly distributions above $0.30 per unit.

Contact: Boardwalk Pipeline Partners, LP
Jamie Buskill, 713-479-8082
Senior VP, Chief Financial Officer and Treasurer

Or

Allison McLean
Investor Relations
866-913-2122

SOURCE: Boardwalk Pipeline Partners, LP